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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED
AUG 0 5 2004
DIVISION OF MARKET REGULATION

04013023

ANNUAL ~~AUDITED~~ REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53700

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FN: Freeco Securities LLC
NN: Freeman & Co Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass & Co PC

(Name — if individual, state last, first, middle name)

(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
AUG 2 0 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

85 Livingston Avenue
Roseland, NJ 07068-1785
973-994-6666/Fax 973-994-0337
www.rkco.com

New York • Beverly Hills • San Francisco • Dallas • Walnut Creek, CA • Roseland, NJ • Cayman Islands

Rothstein, Kass & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Member
Freeman & Co. Securities, LLC

We have audited the accompanying statement of financial condition of Freeman & Co. Securities, LLC (formerly Freeco Securities, LLC) as of December 31, 2003, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Freeman & Co. Securities, LLC as of December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 12, 2004

FREEMAN & CO. SECURITIES, LLC
(Formerly Known as Freeco Securities, LLC)

STATEMENT OF FINANCIAL CONDITION

December 31, 2003

ASSETS		
Cash	$	1,284,200
Fees receivable		1,350,000
	$	2,634,200
LIABILITIES AND MEMBER'S EQUITY		
Liabilities, accounts payable and accrued expenses	$	6,486
Member's equity		2,627,714
	$	2,634,200

See accompanying notes to financial statements.

1. Organization and nature of operations

Company Name

On September 17, 2003 Freeco Securities, LLC amended its certificate of formation and changed its name to Freeman & Co. Securities, LLC. (the "Company").

Nature of Operations

Freeman & Co. Securities, LLC, is a Delaware limited liability company and is wholly owned by Freeman & Co. LLC, (the "sole member"). The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and became a member of the National Association of Securities Dealers, Inc. (NASD) upon receiving its approval in April 2002. The Company's operations consist primarily of providing general strategic advice to corporations concerning mergers, acquisitions, divestitures, joint ventures, business strategy, strategic investments, and other corporate transactions.

2. Summary of significant accounting policies

Advisory Fees

Advisory fee revenues are recorded in accordance with the terms of the advisory fee agreements.

Income Taxes

No provision for income taxes has been recorded because the Company is a limited liability company. Accordingly, its sole member reports its share of the Company's income or loss on its income tax returns.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Exemption from Rule 15c3-3

The Company is exempt from SEC Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

4. Net capital requirement

The Company, as a member of the NASD, is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2003, the Company's net capital was approximately $1,278,000, which was approximately $1,273,000 in excess of its minimum requirement of $5,000.

5. Related party transactions

The Company has an Administrative Services Agreement (the "Agreement") with its sole member. The Agreement requires the sole member to provide all services required by the Company to operate its business, including but not limited to, office facilities and services, office equipment and technology. Effective January 2, 2003, the Agreement provided that the Company reimburse its sole member 95% of its net profits upon the Company receiving payment from its clients.

Effective December 1, 2003, the Agreement was amended to provide that the Company reimburse its sole member for these services at the rate of $8,333 per month. In addition, the Company is to reimburse its sole member for compensation of its personnel who are registered with the NASD based upon completed transactions for which fees have been received.